

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2024

James Fitzgerald
Chief Financial Officer
Eastern Bankshares, Inc.
265 Franklin Street
Boston, MA 02110

  Re: Eastern Bankshares, Inc.
  Form 10-K for the year ended December 31, 2022
  File No. 001-39610

Dear James Fitzgerald:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Sincerely,

  Division of Corporation Finance
  Office of Finance

cc: Michael K. Krebs